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                                                             EXHIBIT (a)(5)(iii)

[LIBBEY LETTERHEAD]


                                                                LIBBEY INC.
                                                                300 MADISON AVE
                                                                P.O. BOX 10060
                                                                TOLEDO, OH 43699


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N     E     W     S          R     E     L     E     A     S     E


AT THE COMPANY:                     AT FRB | WEBER SHANDWICK:
KENNETH WILKES    KENNETH BOERGER   SUZY LYNDE
VP/CFO            VP/TREASURER      ANALYST INQUIRIES
(419) 325-2490    (419) 325-2279    (312) 640-6772


FOR IMMEDIATE RELEASE
TUESDAY, MARCH 18, 2003


                LIBBEY INC. ANNOUNCES PRELIMINARY RESULTS OF ITS
                       MODIFIED DUTCH AUCTION TENDER OFFER



TOLEDO, OHIO, MARCH 18, 2003--LIBBEY INC. (NYSE: LBY) announced today the preliminary results of its modified "Dutch Auction" tender offer, which expired at 12:00 Midnight, New York City time, on March 17, 2003.

Libbey expects to purchase 1,500,000 shares at a purchase price of $25.50 per share, or a total cost of $38,250,000. Based on the preliminary count by The Bank of New York, the Depositary for the tender offer, approximately 1,652,000 shares of common stock were properly tendered and not withdrawn at prices at or below $25.50 per share (including shares tendered by holders that indicated in their Letter of Transmittal that such holders were willing to accept the price determined in the tender offer). Due to over-subscription, Libbey expects a proration factor of approximately 90% of the shares tendered at the purchase price. The proration factor, the number of shares to be purchased and the price per share are preliminary and are subject to verification by the Depositary. The final proration factor, the actual number of shares to be purchased and the actual price per share will be announced promptly following completion of the verification process. Libbey will pay for all shares purchased promptly following that time.

Libbey commenced the tender offer on February 18, 2003, when it offered to purchase up to 1,500,000 shares of its outstanding common stock at a price determined by Libbey that is not greater than $26.50 nor less than $23.50 per share. As of March 17, 2003, Libbey had 14,632,277 shares of common stock issued and outstanding. As a result of the completion of the tender offer, Libbey expects to have 13,132,277 shares of common



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stock issued and outstanding as of the time immediately following payment for the tendered shares.

Subject to applicable law, Libbey may, in the future, purchase additional shares of its common stock pursuant to its previously announced stock repurchase program, although Libbey and its affiliates are prohibited from repurchasing shares until at least ten business days after March 17, 2003.

Any questions with regard to the tender offer may be directed to D. F. King & Co., Inc., the Information Agent, at (800) 431-9642. The Dealer Manager for the tender offer was Bear, Stearns & Co. Inc.

The above information includes "forward-looking" statements. Such statements only reflect Libbey's best assessment at this time, and are indicated by words or phrases such as "goal," "expects," " believes," "will," "estimates," "anticipates," or similar phrases.

Investors are cautioned that forward-looking statements involve risks and uncertainty, that actual results may differ materially from such statements, and that investors should not place undue reliance on such statements.

Important factors potentially affecting the tender offer and our performance include: major slowdowns in the retail, travel or entertainment industries including the impact of armed hostilities or any other international or national calamity, including any act of terrorism, on the retail, travel, restaurant and bar or entertainment industries; significant increases in per-unit costs for natural gas, electricity, corrugated packaging, and other purchased materials; higher interest rates that increase our borrowing costs; increases in expenses associated with higher medical costs, reduced pension income associated with lower returns on pension investments and increased pension obligations; devaluations and other major currency fluctuations relative to the U.S. dollar, euro or Mexican peso that could reduce the cost-competitiveness of our products compared to foreign competition; the effect of high inflation in Mexico and exchange rate changes to the value of the Mexican peso and the earnings and cash flow of our joint venture in Mexico, Vitrocrisa, expressed under U.S. generally accepted accounting principles; our and Vitrocrisa's inability to achieve savings and profit improvements at targeted levels from capacity realignment, re-engineering and operational restructuring programs or within the intended time periods; protracted work stoppages related to collective bargaining agreements; increased competition from foreign suppliers endeavoring to sell glass tableware in the United States and Mexico, including the impact of lower duties for imported products; or whether we complete any significant acquisition and whether such acquisitions can operate profitably.

Libbey Inc.:

-  is a leading producer of glass tableware in North America;
-  is a leading producer of tabletop products for the foodservice industry;
-  exports to more than 75 countries; and,
- provides technical assistance to glass tableware manufacturers around the world.



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Based in Toledo, Ohio, the company operates glass tableware manufacturing plants in the United States in California, Louisiana, and Ohio and in The Netherlands. Its Royal Leerdam subsidiary, located in Leerdam, The Netherlands, is among the world leaders in producing and selling glass stemware to retail, foodservice and industrial clients. In addition, Libbey is a joint venture partner in the largest glass tableware company in Mexico. Its Syracuse China subsidiary designs, manufactures and distributes an extensive line of high-quality ceramic dinnerware, principally for foodservice establishments in the United States. Its World Tableware subsidiary imports and sells a full-line of metal flatware and holloware and an assortment of ceramic dinnerware and other tabletop items principally for foodservice establishments in the United States. Its Traex subsidiary, located in Wisconsin, designs, manufactures and distributes an extensive line of plastic items for the foodservice industry, including: ware washing racks, trays, dispensers, bar supply, tabletop, food preparation items and brushes. In 2002, Libbey Inc.'s net sales totaled $433.8 million.